CHINAEDU REPORTS FOURTH QUARTER 2009 RESULTS

Fourth Quarter Net Revenue Exceeding Guidance with 10.4% Increase Year-Over-Year;
Net income per diluted ADS is $0.075

Live Conference Call to be held on Friday, March 12, 2010
at 8 a.m. (Eastern) / 5 a.m. (Pacific) / 9 p.m. (Beijing/Hong Kong)

BEIJING, CHINA – March 11, 2010 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced its unaudited financial results for the fourth quarter ended December 31, 2009.1

(in thousands, unaudited)	Three Months Ended			Twelve Months Ended
Period Ended	December 31, 2008	December 31, 2009	Period over Period %	December 31, 2008	December 31, 2009	Year over Year %
Currency	USD	USD		USD	USD
Financial Data:
Net revenue	12,678	13,993	10.4%	46,546	51,965	11.6%
Gross profit	6,965	8,481	21.8%	29,298	31,695	8.2%
Income from operations	(7,216)	2,913	N/A	(1,912)	11,635	N/A
Net income attributable to ChinaEdu	(5,711)	1,326	N/A	(6,302)	5,096	N/A
Adjusted EBITDA (2) (non-GAAP)	1,539	4,004	160.2%	12,492	16,011	28.2%
Adjusted net income attributable to ChinaEdu (3) (non-GAAP)	2,491	1,722	-30.9%	6,198	6,904	11.4%

Net income (loss) attributable to ChinaEdu per ADS (4)	(0.308)	0.082	N/A	(0.330)	0.313	N/A
Adjusted net income per ADS (5) (non-GAAP)	0.133	0.107	-19.5%	0.322	0.424	31.7%
Net income per diluted ADS	(0.308)	0.075	N/A	(0.330)	0.291	N/A
Adjusted net income per diluted ADS (6) (non-GAAP)	0.130	0.098	-24.6%	0.308	0.394	27.9%

Operating Data:
Revenue students (7) for online degree program	118,000	140,000	18.6%	243,000	287,000	18.1%

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three and twelve months ended December 31, 2009 and the years ended December 31, 2008 and 2009 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.8259 to $1.00, the noon buying rate in effect on December 31, 2009 in the H.10 statistical release of the Federal Reserve Board.  The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.
2 “Adjusted EBITDA” is a non-GAAP measure defined as net income before interest income, taxes, exchange loss, depreciation, amortization of intangible assets and land use rights, share-based compensation and goodwill and intangible assets impairment charges, if applicable.
3 “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation, exchange loss, noncontrolling interest for share-based compensation, amortization of intangible assets and land use rights and goodwill and intangible assets impairment charges, if applicable.
4 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.
5 “Adjusted net income per ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income (loss) attributable to ChinaEdu per ADS calculation.
6 “Adjusted net income per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income per diluted ADS calculation.
7 “Revenue students” refer to students of university online degree programs who have paid tuitions in the applicable period.

Fourth Quarter 2009 Highlights

•
Total net revenue for the fourth quarter of 2009 increased by 10.4% to $14.0 million from $12.7 million for the corresponding period in 2008, exceeding our previously disclosed guidance for the fourth quarter of 2009 of $12.9 million to $13.5 million.

•
Net revenue from online degree programs, the Company’s major business segment, increased by 9.3% to $11.2 million for the fourth quarter of 2009 from $10.3 million for the corresponding period in 2008.

•
The number of revenue students in online degree programs during the fourth quarter of 2009 increased by approximately 18.6% to over 140,000 from approximately 118,000 for the corresponding period in 2008.

•	Adjusted EBITDA increased by 160.2% to $4.0 million in the fourth quarter of 2009 from $1.5 million for the corresponding period in 2008.
•	Net income attributable to ChinaEdu increased to $1.3 million in the fourth quarter of 2009 from a loss $5.7 million for the corresponding period in 2008.
•	Adjusted net income attributable to ChinaEdu decreased by 30.9% to $1.7 million in the fourth quarter of 2009 from $2.5 million for the corresponding period in 2008.
•	Net income per diluted ADS was $0.075 for the fourth quarter of 2009 as compared to a loss of $0.308 for the corresponding period in 2008.
•	Adjusted net income per diluted ADS was $0.098 for the fourth quarter of 2009 as compared to $0.130 for the corresponding period in 2008.

Fiscal Year 2009 Highlights

•	Total net revenue for the fiscal year 2009 increased by 11.6% to $52.0 million from $46.5 million for the fiscal year 2008.
•	Net revenue from online degree programs for the fiscal year 2009 increased by 11.7% to $41.8 million from $37.4 million for the fiscal year 2008.
•	The number of revenue students in online degree programs for the fiscal year 2009 increased by approximately 18.1% to over 287,000 from approximately 243,000 for the fiscal year 2008.
•	Adjusted EBITDA for the fiscal year 2009 increased by 28.2% to $16.0 million from $12.5 million for the fiscal year 2008.
•	Net income attributable to ChinaEdu increased to $5.1 million in the fiscal year 2009 from a loss $6.3 million for the fiscal year 2008.
•	Adjusted net income attributable to ChinaEdu increased by 11.4% to $6.9 million in the fiscal year 2009 from $6.2 million for the fiscal year 2008.
•	Net income per diluted ADS was $0.291 for the fiscal year 2009 as compared to a loss of $0.330 for the fiscal year 2008.
•	Adjusted net income per diluted ADS was $0.394 for the fiscal year 2009 as compared to $0.308 for the fiscal year 2008.

“We are pleased to report solid results for the fourth quarter of 2009, completing the fiscal year 2009 with 11.6% total net revenue growth over 2008. Adjusted net income per diluted ADS for the fiscal year 2009 increased 27.9% over 2008. In 2009, all of our major business lines have recorded strong growth and we are very confident of our future prospects,” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer. “In 2009, we announced several strategic partnerships for our online degree programs, which we believe will contribute significantly to our company’s future growth.  Our learning centers network continued to expand, reaching 60 learning centers at the end of 2009, contributing to over 5% of our total net revenue in the fourth quarter of 2009.  We are also very pleased with our 101 online tutoring segment’s performance, which recorded nearly 27% of net revenue growth in 2009.  Looking ahead, we are committed to continuing research and development efforts of the technology platform and the internet & mobile applications for the online degree and non-degree programs, while continue to maintain a tight control over our expenses.  Overall, we believe our company is positioned strongly to capture the immense potential that online education can offer in the future.”

Financial Results for the Fourth Quarter Ended December 31, 2009

Net Revenue
Total net revenue for the fourth quarter of 2009 was $14.0 million, representing a 10.4% increase from the corresponding period in 2008.  Net revenue from online degree programs for the fourth quarter of 2009 was $11.2 million, representing a 9.3% increase from $10.3 million for the corresponding period in 2008.  The growth in net revenue was due to strong enrollment growth for the 2009 fall semester, which registered over 140,000 revenue students representing an increase of 18.6% as compared to 118,000 revenue students for the 2008 fall semester.

Net revenue from the Company’s non-online degree programs (online tutoring programs, international curriculum programs and private primary and secondary schools) for the fourth quarter of 2009 was $2.8 million, representing a 14.9% increase from $2.4 million for the corresponding period in 2008.  This increase was attributable to a 23.2% increase in net revenue for the 101 online tutoring programs from increased sales and a 43.9% increase in net revenue at Anqing School due to increase in student enrollment from the academic year beginning in September 2008 as a result of the completion of construction of the new campus, but offset by a 29.6% decrease in net revenue for the international curriculum programs due to the termination of our New Zealand contract.

A refund of valued-added tax (“VAT”) of $0.6 million in the fourth quarter of 2009 and $0.9 million in the corresponding period in 2008 was recognized as net revenue primarily in online degree programs.

Cost of Revenue
Total cost of revenue for the fourth quarter of 2009 was $5.5 million, representing a decrease of 3.5% as compared to $5.7 million for the corresponding period of 2008.  Cost of revenue for online degree programs for the fourth quarter of 2009 was $3.9 million, representing a decrease of 5.8% as compared to $4.1 million for the fourth quarter of 2008. The decrease in online degree programs’ cost of revenue was primarily due to a decrease in special courseware development in the fourth quarter of 2009 as compared to the fourth quarter of 2008, as well as a decrease in employee and recruiting commission related costs.

By the end of the fourth quarter of 2009, we had 60 operational learning centers of which 22 were proprietary and 38 were contracted locations, as compared to 37 operational learning centers as of the end of the fourth quarter of 2008, of which 16 were proprietary and 21 were contracted locations.

Cost of revenue for non-online degree programs for the fourth quarter of 2009 was $1.6 million, representing a 2.3% increase for the corresponding period in 2008.  This increase was attributable primarily to an increase in cost of revenue related to Anqing School’s new campus, which was partially offset by a decrease in cost of revenue for the international curriculum programs and our 101 online tutoring programs.

Gross Profit and Gross Margin
Gross profit for the fourth quarter of 2009 was $8.5 million, representing a 21.8% increase from $7.0 million for the corresponding period of 2008.  Total gross margin for the fourth quarter of 2009 was 60.6% as compared to 54.9% for the corresponding period of 2008.  Gross margin for the online degree programs increased to 65.2% for the fourth quarter of 2009 as compared to 59.7% for the corresponding period of 2008.  Gross margin for Anqing School improved significantly, due to increased enrollment at the new campus, as compared to the corresponding period in 2008 despite additional depreciation expenses resulting from the construction of the new campus.  Gross margin for 101 online tutoring programs also improved due to tight cost controls.

Operating Expenses
Total operating expenses were $5.6 million for the fourth quarter of 2009, representing a 60.7% decrease from $14.2 million for the corresponding period in 2008.  This decrease was attributable primarily to the factors discussed below:

•
General and administrative expenses for the fourth quarter of 2009 were $3.4 million, which represented a 16.0% decrease from $4.0 million for the corresponding period of 2008. This decrease was primarily attributable to a decrease in headquarter employee related expenses of approximately $0.3 million in the fourth quarter of 2009 as compared to the corresponding period of 2008. General and administrative expenses for the fourth quarter of 2008 were also higher due to an account receivables write-off of approximately $0.2 million.

•
Selling and marketing expenses were $1.0 million for the fourth quarter of 2009, which represented a 19.8% decrease from $1.2 million for the corresponding period in 2008.  This decrease was attributable primarily to a decrease in the amount spent on conferences and other sales activities at our 101 online tutoring programs in the fourth quarter of 2009.

•
Research and development expenses, mainly contributing to technology platform upgrade and the internet & mobile applications development, for the fourth quarter of 2009 were $1.2 million, representing a 6.0% decrease from $1.3 million for the corresponding period in 2008.  The decrease was attributable primarily to a reduction in employee related expenses in the fourth quarter of 2009 as compared to the fourth quarter of 2008. However, research and development expenses for fiscal year 2009 increased by 16.0% compared with fiscal year 2008.

•	There was no impairment charge of goodwill and intangible assets in the fourth quarter of 2009, while such charge was $7.7 million in the corresponding period of 2008.
•
Share-based compensation for the fourth quarter of 2009, which was allocated to the related cost and operating expense line items, remained flat at $0.2 million as compared to $0.2 million for the corresponding period in 2008.

Income from Operations
As a result of the factors discussed above, income from operations for the fourth quarter of 2009 was $2.9 million, as compared to a loss of $7.2 million for the corresponding period of 2008.  Operating margin was 20.8% for the fourth quarter of 2009 as compared to a loss of 56.9% in the corresponding period of 2008.  The increase in income from operations and operating margin was primarily because there was not an impairment charge of goodwill and intangible assets in the fourth quarter of 2009, while such charge was $7.7 million in the corresponding period of 2008.

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding share-based compensation, exchange loss, amortization of intangible assets and land use rights and goodwill and intangible assets impairment charges, if applicable, was $3.3 million for the fourth quarter of 2009, which increased by 228.3% as compared to $1.0 million in the corresponding period of 2008.  Adjusted operating margin, which is a non-GAAP measure defined as a ratio of adjusted operating income from operations (non-GAAP) over net revenue, for the fourth quarter of 2009, was 23.9% as compared to 8.0% for the corresponding period of 2008.

Interest Income
Interest income was $0.2 million in the fourth quarter of 2009, as compared to $0.4 million in the corresponding quarter of 2008.  This decrease was attributable primarily to (i) reduced interest-bearing cash and bank deposit balance of $47.7 million as of December 31, 2009, as compared to $61.2 million as of December 31, 2008, and (ii) a lower interest rate for the fourth quarter of 2009 as compared to the corresponding period of 2008.

Income Tax Expense
Income tax expense for the fourth quarter of 2009 was $0.8 million, as compared to income tax benefit of $2.9 million for the corresponding period in 2008.  In December 2008, seven of our subsidiaries and affiliate companies obtained the "high and new technology enterprises" or "HNTE" status under the new PRC Enterprise Income Tax Law, which came into effect on January 1, 2008.  The HNTE entities enjoy a 15% tax rate, which is lower than the statutory tax rate of 25%. A catch-up adjustment was recorded in the fourth quarter of 2008 to adjust our 2008 income tax expenses based on a decrease in tax rate from 25% to 15%. As a result, we had an income tax benefit in the fourth quarter of 2008.

Noncontrolling Interest
Noncontrolling interest was $1.1 million in the fourth quarter of 2009, representing a decrease from $1.8 million in the corresponding period in 2008, which was attributable primarily to the noncontrolling interest impact related to the reduction in our deferred tax liabilities for the fiscal year 2008 resulted from a change of tax rate from 25% to 15%.

Net Income (Loss) attributable to ChinaEdu
Net income (loss) attributable to ChinaEdu, which is net income excluding net income attributable to noncontrolling interest, was $1.3 million for the fourth quarter of 2009, as comparable to a net loss of $5.7 million for the corresponding period in 2008.  The increase was primarily because there was not an impairment charge of goodwill and intangible assets in the fourth quarter of 2009, while such a charge was $7.7 million in the corresponding period of 2008.

Net income per basic and diluted ADS were $0.082 and $0.075, respectively, for the fourth quarter of 2009, which have improved significantly as compared to losses of $0.308 and $0.308, respectively, for the corresponding period in 2008.

Adjusted net income attributable to ChinaEdu (non-GAAP) decreased by 30.9% to $1.7 million for the fourth quarter of 2009, as compared to $2.5 million in the corresponding period of 2008.  Adjusted net margin, which is a non-GAAP measure defined as a ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 12.3% in the fourth quarter of 2009 as compared to 19.6% in the corresponding period of 2008.  The decrease in adjusted net income attributable to ChinaEdu (non-GAAP) was primarily due to a one-time reduction in income tax expenses in the fourth quarter of 2008.

Adjusted net income per basic and diluted ADS were $0.107 and $0.098, respectively, for the fourth quarter of 2009.

Adjusted EBITDA (Non-GAAP)
Adjusted EBITDA (non-GAAP) was $4.0 million for the fourth quarter of 2009, which increased by 160.2% as compared to $1.5 million for the corresponding period in 2008.  This increase was attributable primarily to improved operating results from our learning centers network, 101 online tutoring programs and Anqing School.

Deferred Revenue
Deferred revenue at the end of the fourth quarter of 2009 was $15.5 million, with current deferred revenue of $14.3 million and non-current deferred revenue of $1.2 million.  Deferred revenue at the end of the fourth quarter of 2009 increased significantly as compared to deferred revenue of $6.1 million at the end of the third quarter 2009 due to seasonality of enrollments, which results from tuition received generally during the second quarter (spring semester) and the fourth quarter (fall semester) of each year.

Cash and Cash Equivalents
As of December 31, 2009, ChinaEdu reported cash and cash equivalents of $29.8 million, which primarily consisted of cash-on-hand, demand deposits and term deposits with maturity periods of three months or less.

Term Deposits and Amount Due from Related Parties
Term deposits and amount due from related parties (which represents cash owed to us by our collaborative alliance partners) were $17.9 million and $25.9 million, respectively, on December 31, 2009.

Financial Results for the Fiscal Year Ended December 31, 2009

Net Revenue
Total net revenue for the fiscal year ended December 31, 2009 was $52.0 million, representing an 11.6% increase from $46.5 million for the fiscal year 2008.  Net revenue from online degree programs for the fiscal year 2009 was $41.8 million, representing an 11.7% increase from $37.4 million for the fiscal year 2008.  This increase was attributable primarily to enrollment growth at our university partners’ online degree programs in fiscal year 2009 as compared to fiscal year 2008.  In the aggregate, our university partners had approximately 287,000 revenue students during fiscal year 2009, representing an 18.1% increase from approximately 243,000 revenue students in fiscal year 2008.

Net revenue from the Company’s non-online degree programs for the fiscal year 2009 was $10.2 million, representing an 11.5% increase compared to $9.1 million for the fiscal year 2008.  This result was attributable primarily to the increase in student enrollment at the Anqing School and increase in net revenue from the 101 online tutoring programs in fiscal year 2009, which was offset by a decrease in net revenue from international curriculum programs.

Cost of Revenue
Total cost of revenue for the fiscal year 2009 was $20.3 million, representing an increase of 17.5% as compared to $17.2 million for the fiscal year 2008. Cost of revenue from our online degree programs for fiscal year 2009 was $14.0 million, representing a 25.2% increase from $11.2 million in fiscal year 2008. The increase was primarily due to the cost increase related to the expansion of our learning centers network and increase in employee related costs throughout fiscal year 2009.

Cost of revenue for non-online degree programs for the fiscal year 2009 was $6.3 million, representing a 3.5% increase from $6.1 million for the fiscal year 2008. This increase was attributable primarily to the increase in cost of revenue at Anqing School and 101 online tutoring programs, but was offset by a decrease in cost of revenue for the international curriculum programs.

Gross Profit
Gross profit for the fiscal year 2009 was $31.7 million as compared with $29.3 million for the fiscal year 2008, representing an increase of 8.2%.

Gross margin for the fiscal year 2009 was 61.0%, as compared with gross margin of 62.9% for the fiscal year 2008.  Gross margin for the online degree programs was 66.5% in 2009 as compared with gross margin for the online degree programs of 70.2% for 2008.  The decrease in gross margin was primarily due to investment in our learning centers network.

Operating Expenses
Total operating expenses for the fiscal year 2009 were $20.1 million, representing a 35.7% decrease from $31.2 million for fiscal year 2008. This decrease was attributable primarily to the factors discussed below:

•
General and administrative expenses for the fiscal year 2009 were $12.1 million, representing a 4.7% decrease from $12.7 million for fiscal year 2008. The decrease was primarily because there was almost no account receivables write off and exchange loss in 2009 as well as a reduction in rent in fiscal year 2009 as compared to fiscal year 2008.

•
Selling and marketing expenses for the fiscal year 2009 were $3.5 million, representing a 20.6% decrease from $4.4 million for the fiscal year 2008.  The decrease was attributable primarily to a shift from conducting general sales and marketing activities to focusing on direct recruiting related activities at our learning centers network.

•
Research and development expenses for the fiscal year 2009 were $4.5 million, representing a 16.0% increase from $3.8 million for the fiscal year 2008.  This increase was attributable primarily to technology platform upgrade and the internet & mobile applications development for the online degree and non-degree programs.

•	There was not an impairment charge of goodwill and intangible assets in the fiscal year 2009, while such charge was $10.3 million in the fiscal year 2008.
•
Share-based compensation for the fiscal year 2009, which was allocated to the related cost of revenue and operating expense line items, was $1.1 million, representing an increase of $0.3 million from $0.8 million for the fiscal year 2008.  This increase was attributable primarily to the re-pricing for under-water options and an increase in the number and fair value of options granted in fiscal year 2009 as compared to fiscal year 2008.

Income (Loss) from Operations
Income from operations was $11.6 million for the fiscal year 2009, as compared to a loss of $1.9 million for the fiscal year 2008.  Operating margin was 22.4% for the fiscal year 2009 as compared to a negative 4.1% for the fiscal year 2008.  The increase was primarily because there was not an impairment charge of goodwill and intangible assets in the fiscal year 2009, while such charge was $10.3 million in the fiscal year 2008.

Adjusted income from operations was $13.6 million for fiscal year 2009, representing a 26.9% increase from $10.7 million for the fiscal year 2008. Correspondingly, adjusted operating margin for the fiscal year 2009 was 26.1% for the fiscal year 2009 as compared to 23.0% for the fiscal year 2008. The increase was primarily due to improved operating results from our learning centers network, 101 online tutoring programs and Anqing School.

Interest Income
Interest income decreased by 53.2% to $0.7 million in the fiscal year 2009, as compared to $1.6 million in the fiscal year 2008.  This decrease was attributable primarily to (i) the reduced interest bearing cash and bank deposit balance of $47.7 million as of December 31, 2009, as compared to $61.2 million as of December 31, 2008, and (ii) a lower interest rate for the fiscal year 2009 as compared to the fiscal year 2008.

Income Tax Expense
Income tax expense for the fiscal year 2009 was $2.8 million, representing a significant increase from $0.5 million for the fiscal year 2008.  In December 2008, seven of our subsidiaries and affiliate companies obtained the HNTE status under the new PRC Enterprise Income Tax Law, which came into effect on January 1, 2008.  The HNTE entities enjoy a 15% tax rate, which is lower than the statutory tax rate of 25%. An adjustment was recorded in the fourth quarter of 2008 to adjust our deferred income tax expenses based on the decrease in tax rate from 25% to 15%, which resulted in a low deferred income tax expense in 2008.

In addition, 2008 income tax was lower because there was a significant decrease in deferred tax liabilities related to impairment of acquired intangible assets in our international curriculum programs, while there was no such charge in 2009.

Noncontrolling Interest
Noncontrolling interest was $4.7 million in the fiscal year 2009, representing an 11.9% decrease, as compared to $5.3 million in the fiscal year 2008, which was attributable primarily to the noncontrolling interest impact related to the reduction in our deferred tax liabilities for the fiscal year 2008 resulted from change of tax rate from 25% to 15%.

Net Income (Loss) attributable to ChinaEdu
Net income attributable to ChinaEdu was $5.1 million for the fiscal year 2009, compared with a loss of $6.3 million for the fiscal year 2008, primarily because there was not an impairment charge of goodwill and intangible assets in the fiscal year 2009, while such charge was $10.3 million in the fiscal year 2008.

Net income per basic and diluted ADS were $0.313 and $0.291, respectively for the fiscal year of 2009, which improved significantly as compared to losses of $0.330 and $0.330, respectively, for the fiscal year 2008.

Adjusted net income attributable to ChinaEdu (non-GAAP) increased by 11.4% to $6.9 million for the fiscal year 2009, as compared to $6.2 million in the fiscal year 2008. Adjusted net margin remained flat at 13.3% for the fiscal year 2009.

Adjusted net income per basic and diluted ADS were $0.424 and $0.394, respectively for the fiscal year 2009, which increased by 31.7% and 27.9% from $0.322 and $0.308, respectively, for the fiscal year 2008.

Adjusted EBITDA (Non-GAAP)
Adjusted EBITDA (non-GAAP) was $16.0 million for the fiscal year 2009, which increased by 28.2% as compared to $12.5 million for the fiscal year 2008.  This increase was attributable primarily to the increased net revenue and decreased general and administrative expenses and selling and marketing expenses as discussed above. Adjusted EBITDA margin was 30.8% for the fiscal year 2009 as compared to 26.8% for the fiscal year 2008.

First Quarter 2010 Total Net Revenue Guidance
For the first quarter of 2010, ChinaEdu expects its total net revenue to be in the range of RMB87 million to RMB90 million or $12.7 million to $13.2 million.  This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call
ChinaEdu senior management will host a conference call on Friday, March 12, 2010 at 8:00 a.m. U.S. Eastern time / 5:00 a.m. U.S. Pacific time / 9:00 p.m. Beijing/Hong Kong time.

The conference call may be accessed by calling (US) 866 396 2384/ (International) +1 617 847 8711/ (HK) +852 3002 1672/ (China) +86 10 800 152 1490, and entering the passcode: 76490238.  A telephone replay of the conference call will be available shortly after the call until March 19, 2010 at (US) 888 286 8010/ (International) +1 617 801 6888 and entering passcode: 86606775.  A live and archived webcast may be accessed via ChinaEdu’s investor relations website at http://ir.chinaedu.net.

Non-GAAP Financial Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation, exchange loss, amortization of intangible assets and land use rights and goodwill and intangible assets impairment charges, if applicable.  The Company also uses adjusted EBITDA, which is also a non-GAAP measure and is adjusted from GAAP results of net income to exclude interest income, taxes, exchange loss, depreciation, amortization of intangible assets and land use rights, share-based compensation and goodwill and intangible assets impairment charges, if applicable.  These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future.  These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 15 long-term, exclusive contracts that generally vary from 10 to 50 years in length.  ChinaEdu also performs recruiting services for 15 universities through its nationwide learning centers network.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contacts:
Lily Liu, CFO ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1002 E-mail: ir@chinaedu.net
S. Jimmy Xia, IR Manager ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1150 E-mail: ir@chinaedu.net

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31, 2008 As Adjusted (1)	December 31, 2009	December 31, 2009
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	353,933	203,143	29,761
Term deposits	63,500	122,304	17,918
Restricted cash	-	365	53
Accounts receivable, net	14,854	28,334	4,151
Inventory	-	1,852	271
Prepaid expenses and other current assets	20,251	25,315	3,709
Amounts due from related parties	150,472	176,802	25,902
Deferred tax assets	3,986	3,309	485
Investments	-	17,706	2,594
Total current assets	606,996	579,130	84,844
Cost method investment	1,210	1,210	177
Investment	-	3,000	440
Land use rights, net	28,344	27,874	4,084
Property and equipment, net	161,925	203,995	29,885
Deposits paid for acquisition of property and equipment	8,619	13,898	2,036
Intangible assets, net	70,377	66,621	9,760
Deferred tax assets	2,096	1,541	226
Rental deposits	958	868	127
Goodwill	38,155	38,155	5,590
Total assets	918,680	936,292	137,169

Liabilities and equity
Current liabilities:
Accounts payable	8,530	6,467	947
Deferred revenues	96,068	97,853	14,336
Accrued expenses and other current liabilities	51,629	68,917	10,096
Amounts due to related parties	25,769	25,668	3,760
Income taxes payable	27,917	33,389	4,892
Other taxes payable	12,008	15,900	2,329
Total current liabilities	221,921	248,194	36,360
Deferred revenues	6,073	8,075	1,183
Deferred tax liabilities	11,069	10,143	1,486
Unrecognized tax benefit	5,473	7,727	1,132
Total liabilities	244,536	274,139	40,161

ChinaEdu shareholders’ equity	589,829	559,973	82,039
Noncontrolling interest	84,315	102,180	14,969
Total equity	674,144	662,153	97,008
Total liabilities and equity	918,680	936,292	137,169

(1) Amount in relation to noncontrolling interest, formerly named minority interest, as of December 31, 2008 is reclassified in accordance with ASC 810 (formerly FASB Statement No. 160, Noncontrolling Interest), which was adopted by the Company on January 1, 2009.

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended				Twelve Months Ended
(in thousands, except for percentage, share, and per share information)	December 31, 2008 As Adjusted (1)	September 30, 2009	December 31, 2009	December 31, 2009	December 31, 2008 As Adjusted (1)	December 31, 2009	December 31, 2009
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue (2)	89,441	94,303	95,871	14,045	327,903	368,447	53,978

Business Tax and Surcharge	2,901	4,559	354	52	10,183	13,741	2,013

Net Revenue:
Online degree programs	69,945	71,510	76,457	11,201	255,388	285,178	41,779
Online tutoring programs	4,472	5,778	5,510	807	15,436	19,584	2,869
Private primary and secondary schools	6,823	7,669	9,816	1,438	19,289	30,627	4,487
International curriculum programs	5,300	4,787	3,734	547	27,607	19,317	2,830
Total net revenue	86,540	89,744	95,517	13,993	317,720	354,706	51,965

Cost of revenue:
Online degree programs	28,195	23,633	26,575	3,893	76,224	95,428	13,980
Online tutoring programs	1,443	1,426	1,222	179	4,017	5,713	837
Private primary and secondary schools	5,828	7,070	7,298	1,069	17,572	26,109	3,825
International curriculum programs	3,532	2,840	2,531	371	19,920	11,112	1,628
Total cost of revenue	38,998	34,969	37,626	5,512	117,733	138,362	20,270

Gross profit:
Online degree programs	41,750	47,877	49,882	7,308	179,164	189,750	27,799
Online tutoring programs	3,029	4,352	4,288	628	11,419	13,871	2,032
Private primary and secondary schools	995	599	2,518	369	1,717	4,518	662
International curriculum programs	1,768	1,947	1,203	176	7,687	8,205	1,202
Total gross profit	47,542	54,775	57,891	8,481	199,987	216,344	31,695

Online degree programs	59.7%	67.0%	65.2%	65.2%	70.2%	66.5%	66.5%
Online tutoring programs	67.7%	75.3%	77.8%	77.8%	74.0%	70.8%	70.8%
Private primary and secondary schools	14.6%	7.8%	25.7%	25.7%	8.9%	14.8%	14.8%
International curriculum programs	33.4%	40.7%	32.2%	32.2%	27.8%	42.5%	42.5%
Gross margin	54.9%	61.0%	60.6%	60.6%	62.9%	61.0%	61.0%

Operating expenses:
General and administrative	27,410	20,519	23,014	3,372	86,908	82,858	12,139
Selling and marketing	8,202	6,766	6,578	964	29,851	23,688	3,470
Research and development	8,947	7,522	8,410	1,232	26,185	30,385	4,451
Goodwill and intangible assets impairment	52,236	-	-	-	70,093	-	-
Total operating expenses	96,795	34,807	38,002	5,568	213,037	136,931	20,060
Income (loss) from operations	(49,253)	19,968	19,889	2,913	-13,050	79,413	11,635
Operating margin	-56.9%	22.2%	20.8%	20.8%	-4.1%	22.4%	22.4%

Other income (expense)	145	(264)	761	111	562	1,748	256
Interest income	2,973	1,041	1,085	159	10,652	4,980	730
Interest expense	(1)	(1)	(1)	-	(1,298)	(2)	-
Income (loss) before income tax provisions	(46,136)	20,744	21,734	3,183	(3,134)	86,139	12,621

Income tax expense	19,621	(4,835)	(5,487)	(804)	(3,473)	(19,287)	(2,826)
Net income (loss)	(26,515)	15,909	16,247	2,379	(6,607)	66,852	9,795
Net income attributable to the noncontrolling interest	(12,469)	(8,610)	(7,191)	(1,053)	(36,412)	(32,073)	(4,699)
Net income (loss) attributable to ChinaEdu	(38,984)	7,299	9,056	1,326	(43,019)	34,779	5,096
Net margin	-45.0%	8.1%	9.5%	9.5%	-13.5%	9.8%	9.8%

Net income (loss) attributable to ChinaEdu per ADS:
Basic	(2.10)	0.45	0.56	0.082	(2.25)	2.14	0.313
Diluted	(2.10)	0.41	0.51	0.075	(2.25)	1.99	0.291

Weighted average aggregate number of ADSs outstanding:
Basic	18,650,558	16,227,267	16,148,719	16,148,719	19,226,501	16,281,535	16,281,535
Diluted	18,650,558	17,604,567	17,589,699	17,589,699	19,226,501	17,506,561	17,506,561

(2) Gross revenue are detailed as follows
Online degree programs	72,411	75,564	76,441	11,199	263,727	297,192	43,539
Online tutoring programs	4,643	6,002	5,658	829	16,058	20,130	2,949
Private primary and secondary schools	6,853	7,671	9,821	1,439	19,319	30,684	4,495
International curriculum programs	5,534	5,066	3,951	579	28,799	20,441	2,995

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow
	Three Months Ended				Twelve Months Ended
(in thousands)	December 31, 2008 (1)	September 30, 2009	December 31, 2009	December 31, 2009	December 31, 2008 (1)	December 31, 2009	December 31, 2009
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income (loss)	(26,515)	15,909	16,247	2,379	(6,607)	66,852	9,795
Share-based compensation	1,683	1,488	1,611	236	5,231	7,416	1,086
Depreciation	3,570	4,119	4,560	668	12,212	16,603	2,432
Amortization of land use rights	182	152	152	22	606	619	91
Amortization of intangible assets	2,087	1,114	1,129	165	8,746	5,237	767
Goodwill and intangible assets impairment	52,236	-	-	-	70,093	-	-
Accounts receivable write-off	1,215	16	(61)	(9)	1,215	364	53
Loss from disposal of property and equipment	1,663	110	310	45	1,663	513	75
Deferred income taxes	(16,310)	(613)	(51)	(7)	(8,387)	306	45
Accounts receivable	(10,341)	11,797	(15,121)	(2,215)	(14,658)	(13,844)	(2,028)
Inventory	-	(722)	(53)	(8)	-	(1,852)	(271)
Prepaid expenses and other current assets	(7,287)	(6,582)	(2,800)	(410)	(2,970)	(5,075)	(743)
Amounts due from related parties	(22,991)	26,821	11,511	1,686	(44,950)	(26,330)	(3,857)
Rental deposits	107	(67)	62	9	665	90	13
Land use right	(160)	-	-	-	(160)	(1,989)	(291)
Accounts payable	(1,084)	(1,368)	(1,373)	(201)	(950)	115	17
Deferred revenues	68,925	(60,114)	64,517	9,452	15,210	3,792	556
Accrued expenses and other current liabilities	16,213	8,437	10,043	1,472	10,011	19,082	2,796
Amounts due to related parties	(29,096)	11,946	(37,523)	(5,497)	(4,368)	268	39
Unrecognized tax benefit	872	89	184	27	1,141	2,254	330
Other taxes payable	5,287	2,122	2,054	301	5,342	3,892	570
Income tax payable	(4,556)	4,800	5,131	752	5,462	5,472	802

Net cash provided by operating activities	35,700	19,454	60,529	8,867	54,547	83,785	12,277

Investing activities:
Purchase of business	-	-	-	-	(6,700)	-	-
Purchase of property and equipment	(4,745)	(10,270)	(6,277)	(920)	(36,323)	(57,071)	(8,361)
Deposits paid for acquisition of property and equipment	(2,616)	2,616	(13,987)	(2,049)	(8,650)	(11,371)	(1,666)
Redeem (purchase) of term deposits	41,000	(8,988)	(33,825)	(4,955)	(57,458)	(58,813)	(8,616)
Purchase of investments	-	(14,083)	(6,495)	(952)	-	(20,578)	(3,015)
Purchase of contractual right	-	-	(735)	(108)	(1,225)	(1,235)	(181)
Change in restricted cash	-	-	(365)	(53)	-	(365)	(53)
Proceeds from disposal of property and equipment	-	-	-	-	31	-	-
Net cash provided by (used in) investing activities	33,639	(30,725)	(61,684)	(9,037)	(110,325)	(149,433)	(21,892)

Financing activities:
Repurchase of ordinary shares	(13,714)	-	(14,740)	(2,159)	(34,190)	(76,387)	(11,191)
Cancellation fee of repurchased ordinary shares	-	(249)	-	-	-	(249)	(36)
Short term loan	-	2,117	(2,117)	(310)	-	-	-
Repayment of long-term loan interest and principal	-	-	-	-	(25,724)	-	-
Cash dividends paid to noncontrolling shareholders	(7,269)	-	(4,098)	(600)	(11,319)	(14,698)	(2,153)
Capital contributions by noncontrolling shareholders	-	-	735	108	1,225	1,715	251
Proceeds from exercise of options	1,383	2,463	274	40	1,787	4,161	610
Net cash provided by (used in) financing activities	(19,600)	4,331	(19,946)	(2,921)	(68,221)	(85,458)	(12,519)

Effect of foreign exchange rate changes	865	48	4	1	(19,182)	316	44

CASH AND CASH EQUIVALENTS, beginning of period	303,329	231,132	224,240	32,851	497,114	353,933	51,851

CASH AND CASH EQUIVALENTS, end of period	353,933	224,240	203,143	29,761	353,933	203,143	29,761

Net increase (decrease) in cash	50,604	(6,892)	(21,097)	(3,090)	(143,181)	(150,790)	(22,090)

ChinaEdu Corporation
Reconciliations from income (loss) from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended				Twelve Months Ended
(in thousands, unaudited)	December 31, 2008	September 30, 2009	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	RMB	US$	RMB	RMB	US$

Income (loss) from operations
GAAP Result	(49,253)	19,968	19,889	2,913	(13,050)	79,413	11,635
Share-based compensation	1,683	1,488	1,611	236	5,231	7,416	1,086
Exchange loss	-	-	-	-	1,433	-	-
Amortization	2,269	1,266	1,281	187	9,352	5,856	858
Goodwill and intangible assets impairment	52,236	-	-	-	70,093	-	-
Adjusted income from operations (non-GAAP)	6,935	22,722	22,781	3,336	73,059	92,685	13,579
Adjusted operating margin (non-GAAP)	8.0%	25.3%	23.9%	23.9%	23.0%	26.1%	26.1%

ChinaEdu Corporation
Reconciliation from net income (loss) to adjusted EBITDA (non-GAAP) and adjusted EBITDA margin (non-GAAP)

	Three Months Ended				Twelve Months Ended
(in thousands, unaudited)	December 31, 2008	September 30, 2009	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income (loss)	(26,515)	15,909	16,247	2,379	(6,607)	66,852	9,795
Income tax expense	(19,621)	4,835	5,487	804	3,473	19,287	2,826
Share-based compensation	1,683	1,488	1,611	236	5,231	7,416	1,086
Exchange loss	-	-	-	-	1,433	-	-
Amortization	2,269	1,266	1,281	187	9,352	5,856	858
Depreciation	3,570	4,119	4,560	668	12,212	16,603	2,432
Interest income and other, net	(3,117)	(776)	(1,845)	(270)	(9,916)	(6,726)	(986)
Goodwill and intangible assets impairment	52,236	-	-	-	70,093	-	-

Adjusted EBITDA (non-GAAP)	10,505	26,841	27,341	4,004	85,271	109,288	16,011
Adjusted EBITDA margin (non-GAAP)	12.1%	29.9%	28.6%	28.6%	26.8%	30.8%	30.8%

ChinaEdu Corporation
Reconciliations from net income (loss) attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP) , adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended				Twelve Months Ended
(in thousands, unaudited)	December 31, 2008	September 30, 2009	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income (loss) attributable to ChinaEdu
GAAP Result	(38,984)	7,299	9,056	1,326	(43,019)	34,779	5,096
Share-based compensation	1,683	1,488	1,611	236	5,231	7,416	1,086
Exchange loss	-	-	-	-	1,433	-	-
Share-based compensation attributable to the noncontrolling interest	(203)	(168)	(183)	(27)	(786)	(925)	(136)
Amortization	2,269	1,266	1,281	187	9,352	5,856	858
Goodwill and intangible assets impairment	52,236	-	-	-	70,093	-	-
Adjusted net income attributable to ChinaEdu (non-GAAP)	17,001	9,885	11,765	1,722	42,304	47,126	6,904
Adjusted net margin (non-GAAP)	19.6%	11.0%	12.3%	12.3%	13.3%	13.3%	13.3%

Adjusted net income per ADS (non-GAAP)
Basic	0.91	0.61	0.73	0.107	2.20	2.89	0.424
Diluted	0.89	0.56	0.67	0.098	2.10	2.69	0.394

Weighted average aggregate number of ordinary shares outstanding:
Basic	18,650,558	16,227,267	16,148,719	16,148,719	19,226,501	16,281,535	16,281,535
Diluted	19,187,923	17,604,567	17,589,699	17,589,699	20,162,529	17,506,561	17,506,561